August 8, 2005

VIA EDGAR AND

FACSIMLE (202) 772-9368

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20549

Attn:	H. Roger Schwall, Assistant Director
Carmen Moncada-Terry, Esq.

Re:	Cano Petroleum, Inc.
Registration Statement on Form SB-2
Filed June 28, 2005
File No. 333-126167

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated July 22, 2005 relating to the Registration Statement on Form SB-2 of Cano Petroleum, Inc. (the “Company”).  On behalf of the Company, we respond as follows.

Selling Shareholders, page 51

1.                                       Expand the table to include the natural persons with power to vote or to dispose of the securities offered for resale by the entities that are listed as selling stockholders. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Response

Footnote 11 to the Selling Stockholders table, which appears on pages 8 and 9 of the Form SB-2, was revised to provide the name of the natural person with the power to vote and dispose of the securities owned by Quartile LTD.  Please see the attached Exhibit A.

Regarding Spindrift Partners, L.P. and Spindrift Investors (Bermuda), L.P., please see the memo attached hereto as Exhibit B drafted on behalf of Wellington Management Company, llp, a registered investment adviser that shares investment discretion and shares voting power over the securities held by Spindrift Partners, L.P. and Spindrift Investors (Bermuda), L.P.

2.                                       Identify as underwriters all selling stockholders who are registered broker-dealers. Otherwise, confirm to us that all securities being resold by registered broker-dealers constitute compensation for investment banking services. Identify as underwriters all affiliates of registered broker-dealers that are listed as selling stockholders unless you can confirm to us that (1) each purchased its securities in the ordinary course of business and (2) at the time of purchase, the stockholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Response

The Company has been advised that none of the selling stockholders are registered broker-dealers and that none of the selling stockholders are affiliates of registered broker-dealers.

We trust that the foregoing appropriately addresses the issues raised by your recent comment letter.  Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ David Schubauer
David Schubauer

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EXHIBIT A

SELLING STOCKHOLDERS

The following table sets forth the common stock ownership and other information relating to the selling stockholders as of August 8, 2005.  The selling stockholders acquired their securities: (1) pursuant to the Agreement and Plan of Merger entered into on May 28, 2004, the material terms of which are described beginning on page 13 of this prospectus; (2) pursuant to our March 24, 2005 financing, the material terms of which are described on page 33 of this prospectus; (3) pursuant to conversions of our Series B and Series C Convertible Preferred Stock; (4) as consideration for services rendered to us; or (5) pursuant to private transactions exempt from registration pursuant to Section 4(1) of the Securities Act of 1933, as amended.   Other than as set forth in the following table, the selling stockholders have not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years.

	Number of Shares Beneficially Owned	Number of Shares Offered	Shares Beneficially Owned After the Offering (1)
Name	Prior to the Offering	Pursuant to this Prospectus	Number	Percent
S. Jeffrey Johnson (2)	4,080,350	2,040,175	2,040,175	10.0%
Michael J. Ricketts (3)	464,850	464,850	0	0
Tom Cochrane (4)	464,850	464,850	0	0
Donnie Dale Dent (5)	40,000	40,000	0	0
Jim McCaghren (6)	38,737	38,737	0	0
Evelyn L. Harwell (7)	30,990	30,990	0	0
Patricia Lee Huckabee (8)	29,440	29,440	0	0
Spindrift Partners, L.P. (9)	650,000	650,000	0	0
Spindrift Investors (Bermuda), L.P. (9)	700,000	700,000	0	0
Lee Hornback (10)	5,000	5,000	0	0
Imtiaz Razack (10)	250,000	250,000	0	0
Ramrishna Singh (10)	186,666	186,666	0	0
Ramcumar Singh (10)	466,667	466,667	0	0
Sharon Da Costa (10)	453,333	453,333	0	0
Paul Dominque Mouttet (10)	426,666	426,666	0	0
Quartile LTD (11)	483,333	483,333	0	0
Randall Boyd (12) (14)	225,000	200,000	25,000	< 1%
Gerald Haddock (13) (14)	101,500	50,000	51,500	< 1%
TOTAL SHARES OFFERED		6,980,707

(1)                    Assumes that all securities registered will be sold and that all shares of common stock underlying common stock purchase warrants and outstanding preferred stock will be issued.

(2)                    Mr. Johnson acquired his shares pursuant to the Agreement and Plan of Merger dated May 26, 2004.  Mr. Johnson’s shares are currently held in escrow pursuant to a Management Stock Pool Agreement dated May 28, 2004 (described on page 14 of this prospectus).  The 2,040,175 shares offered by Mr. Johnson in this prospectus are scheduled to be released from escrow on July 1, 2005.  Mr. Johnson is our Chairman and Chief Executive Officer.  See “Certain Relationships and Related Transactions” beginning on page 29 of this prospectus.

(3)                    Mr. Ricketts acquired his shares pursuant to the Agreement and Plan of Merger dated May 26, 2004.  Mr. Ricketts’ shares are currently held in escrow pursuant to a Management Stock Pool Agreement dated May 28, 2004 (described on page 14 of this prospectus).  232,425 of the shares offered by Mr. Ricketts in this prospectus are scheduled to be released from escrow on July 1, 2005.  The remaining 232,425 shares offered hereby are will be released upon achieving certain performance goals over the next year, which are described on page 14 of this prospectus.  Mr. Ricketts is our Chief Financial Officer, Principal Accounting Officer and Secretary.

(4)                    Mr. Cochrane acquired his shares pursuant to the Agreement and Plan of Merger dated May 26, 2004.  Mr. Cochrane’s shares are currently held in escrow pursuant to a Management Stock Pool Agreement dated May 28, 2004 (described on page 14 of this prospectus).  232,425 of the shares offered by Mr. Cochrane in this prospectus are scheduled to be released from escrow on July 1, 2005.  The remaining 232,425 shares offered hereby are will be released upon achieving certain performance goals over the next year, which are described on page 14 of this prospectus.  Mr. Cochrane is our Executive Vice President of Oil & Gas Operations.

(5)                    Mr. Dent acquired his shares pursuant to the Agreement and Plan of Merger dated May 26, 2004.  Mr. Dent’s shares are currently held in escrow pursuant to a Management Stock Pool Agreement dated May 28, 2004 (described on page 14 of this prospectus).  The 40,000 shares offered by Mr. Dent in this prospectus are scheduled to be released from escrow on July 1, 2006.  Mr. Dent serves as a member of our Board of Directors.

(6)                    Mr. McCaghren acquired his shares pursuant to the Agreement and Plan of Merger dated May 26, 2004.  Mr. McCaghren’s shares are currently held in escrow pursuant to a Management Stock Pool Agreement dated May 28, 2004 (described on page 14 of this prospectus).  The 38,737 shares offered by Mr. McCaghren in this prospectus are scheduled to be released from escrow on July 1, 2006.  Mr. McCaghren is employed as our Controller.

(7)                    Ms. Harwell acquired her shares pursuant to the Agreement and Plan of Merger dated May 26, 2004.  Ms. Harwell’s shares are currently held in escrow pursuant to a Management Stock Pool Agreement dated May 28, 2004 (described on page 14 of this prospectus).  The 30,990 shares offered by Ms. Harwell in this prospectus are scheduled to be released from escrow on July 1, 2006.  Ms. Harwell is employed as our Office Manager.

(8)                    Ms. Huckabee acquired her shares pursuant to the Agreement and Plan of Merger dated May 26, 2004.  Ms. Huckabee’s shares are currently held in escrow pursuant to a Management Stock Pool Agreement dated May 28, 2004 (described on page 14 of this prospectus).  The 29,440 shares offered by Ms. Huckabee in this prospectus are scheduled to be released from escrow on July 1, 2006.  Ms. Huckabee is employed by us as an Executive Assistant.

(9)                    Spindrift Partners, L.P. purchased 650,000 shares of common stock and Spindrift Investors (Bermuda), L.P. purchased 700,000 shares of common stock in our March 24, 2005 financing.  Wellington Management Company, llp, an investment adviser registered under the Investment Advisors Act of 1940, as amended, shares investment discretion and shares voting power over the securities held by Spindrift Partners, L.P. and Spindrift Investors (Bermuda), L.P. Wellington Management is deemed to have beneficial ownership over 1,350,000 shares.

(10)              Shares were purchased in a private transaction exempt from registration under Section 4(1) of the Securities Act of 1933, as amended.

(11)              Quartile LTD acquired 83,333 shares of common stock upon conversion of 250 shares of our Series B Convertible Preferred Stock at a conversion price of $3.00 per share and 400,000 shares of common stock upon conversion of 1,500 shares of our Series C Convertible Preferred Stock at a conversion price of $3.75 per share.  Lester Turnquest makes the investment decisions on behalf of Quartile LTD and has voting control over the securities beneficially owned by Quartile LTD.

(12)              Mr. Boyd acquired 200,000 shares of common stock upon conversion of 750 shares of Series C Convertible Preferred Stock at a conversion price of $3.75 per share.  Mr. Boyd is currently a member of our Board of Directors.  See “Certain Relationships and Related Transactions” beginning on page 29 of this prospectus.

(13)              Includes 50,000 shares of common stock issuable upon exercise of outstanding stock options with an exercise price of $4.00 per share.  These options were issued to Mr. Haddock as consideration for management and financial consulting services.  Mr. Haddock is currently a member of our Board of Directors.  See “Certain Relationships and Related Transactions” beginning on page 29 of this prospectus.

(14)              Number of shares beneficially owned prior to the offering includes 25,000 shares of common stock issuable upon exercise of outstanding stock options issued to each of Messrs. Boyd and Haddock for their service as members of our Board of Directors.

Exhibit B

Thomas J. LaFond 617.570.1990 tlafond@ goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

MEMORANDUM

To	Julie A. Jenkins
Gina M. DiMento
Wellington Management Company, LLP

From	Thomas J. LaFond

Date	August 8, 2005

We have prepared this memorandum at your request in connection with the review by the staff of the Securities and Exchange Commission (“SEC”) of the registration statement on Form SB-2 (the “Registration Statement”) of Cano Petroleum, Inc. (the “Registrant”).  Certain investment advisory client accounts (“Client Accounts”) advised by Wellington Management Company, LLP (“Wellington”) are named as selling shareholders in the Registration Statement.  The Registration Statement discloses the names of the Client Accounts and the fact that Wellington is the investment adviser to the Client Accounts.

We understand from discussions with counsel to the Registrant that, in the course of reviewing the Registration Statement, the SEC staff has orally requested a written explanation of the legal basis as to why the Registrant is not required to include, in the list of selling shareholders contained in the Registration Statement, the names of “the natural persons with power to vote or to dispose of the securities offered for resale” by the Client Accounts.  In its comment letter to the Registrant, the SEC staff directs the Registrant to Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual (the “1999 Interpretation”).

For the reasons set forth below, we do not believe that the requested disclosure is required under applicable law and related regulatory guidance.

Applicable Law

We understand that the Registrant is a small business issuer as defined in SEC rules.  Form SB-2 is the registration statement used by small business issuers to register certain offerings of securities.  Form SB-2 requires, among other things, disclosure of the matters covered by Regulation S-B, Item 507.  Item 507 provides:  “If security holders of a small business issuer are offering securities, name each selling security holder, state any position, office, or other material relationship which the selling security holder has had within the past three years with the small business issuer or any of its predecessors or affiliates, and state the amount of securities of the class owned by such security holder before the offering, the amount to be offered for the security holder’s account, the amount and (if one percent or more) the percentage of the class to be owned by such security holder after the offering is complete.”

The 1999 Interpretation provides:  “We were asked whether identification of an entity as a selling shareholder in the registration statement must include disclosure of the persons who have sole or shared voting or investment power over the entity.  The company must identify in the registration statement the person or persons who have voting or investment control over the company’s securities that the entity owns.  Use Rule 13d-3 by analogy to make the determination.”

The SEC’s 1997 telephone interpretation 60 (Regulation S-K) provides:  “The term “security holder”, as used in Item 507 of Regulation S-K, means beneficial holders, not nominee holders or other such holders of record.”

Analysis

On the basis of the above, it is our view that the selling shareholder disclosure required by Item 507 of Regulation S-B should be disclosure of the “beneficial owners” of the shares being sold and, accordingly, should be consistent with what the selling shareholders would report under Section 13 of the Securities Exchange Act of 1934 and Rule 13d-1 thereunder if the selling shareholders were subject to such reporting requirements.  The appropriate filing form under Section 13 for a registered investment adviser such as Wellington is generally Schedule 13G.  Schedule 13G does not require disclosure of natural persons having the power to vote or dispose of the securities beneficially owned by an investment adviser.  Accordingly, based on and subject to the foregoing, we do not believe Regulation S-B, Item 507 or the SEC staff’s interpretations thereof require additional disclosure with respect to Wellington or the Client Accounts in the Registration Statement.

This result is consistent with the applicable rules and with the underlying purpose of the disclosure requirements.  As we understand it, the suggestion has been made that the 1999 Interpretation requires Wellington (along with all other investment advisers) to disclose the names of specific portfolio managers, proxy voting officers, and similar officers who carry out investment and voting decisions on a day-to-day basis with respect to portfolio securities owned by investment advisory client accounts.  Such a reading of that interpretation would require disclosure that is, in our view, not meaningful, and that would be inconsistent with the underlying purpose of the disclosure requirements, which is to ensure that investors know the identity of beneficial owners of shares and to prevent the use of nominees or mere record shareholders to shield the identity of beneficial owners.  There is clearly no such intention or effect here:  the Client Accounts own the subject shares, and are advised by Wellington, all as disclosed in the Registration Statement.

You may share this memorandum with counsel for the Registrant for the sole purpose of providing it to the SEC staff in connection with the resolution of the matters described above.  Please do not hesitate to give me a call at the above number if you would like to discuss this analysis or if we can be of further assistance.

TJL:dcp

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